

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2021

Raluca Dinu, Ph.D.
President and Chief Executive Officer
GigCapital2, Inc.
1731 Embarcadero Rd., Suite 200
Palo Alto, CA 94303

> **Re: GigCapital2, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 16, 2021**
> **File No. 333-253146**

Dear Dr. Dinu:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed February 16, 2021

General

1. Generally, securities issued in a private transaction may not be registered for resale pursuant to Rule 415 until after the private placement is completed. In this regard, we note that the investors do not appear to be irrevocably bound to purchase the securities because there are conditions to closing that are within the investor's control. Section 2.(c)(iv) states that all conditions precedent to the closing of the Notes Financing set forth in the Notes Subscription Agreements shall have been satisfied or waived, and the Closing shall occur concurrently with the closing of the Notes Financing. Please provide us your analysis regarding how this registration is appropriate. For guidance, refer to Securities Act Section 5 Compliance & Disclosure Interpretation 134.01 and 139.11.

2.   Confirm, if true, that you do not intend to seek acceleration of this registration statement until the transaction described in the related S-4 is completed.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Gabor at 202-551-2544 or Celeste Murphy at 202-551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: John F. Maselli, Esq.